EXHIBIT 11.1

ESPEY MFG. & ELECTRONICS CORP.

Computation of per Share Net (Loss) Income

Five years ended June 30,

	2021	2020	2019	2018	2017
Computation of net (loss) income
per share:

BASIC
Weighted average
number of primary
shares outstanding	2,406,345	2,393,207	2,372,945	2,333,885	2,312,870

Net (loss) income	$(181,543)	$1,163,668	$2,342,694	$3,075,797	$1,135,736

Per share-basic	$(.08)	$0.49	$0.99	$1.32	$0.49

DILUTED
Weighted average
number of primary
shares outstanding	2,406,345	2,396,618	2,389,228	2,348,307	2,324,838

Net effect of
dilutive stock
options based on
treasury stock
method	—	3,411	16,283	14,422	11,968

Net (loss) income	$(181,543)	$1,163,668	$2,342,694	$3,075,797	$1,135,736

Per share-diluted	$(.08)	$0.49	$0.98	$1.31	$0.49

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